GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

October 12, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)

Variable Annuity-2 Series Account of each company (the “Registrants”)

Smart Track Advisor Variable Annuity and Smart Track II – 5 Year Variable Annuity of each Registrant (collectively the “Contracts”)

Post-Effective Amendments Nos. 6 and 14 to the Registration Statements on Form N-4 (collectively the “Amendments”)

File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091; 811-05961 & 333-203265

Commissioners:

On behalf of Great-West and the above-named Registrants and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendments to each Registrant’s registration statement (the “Registration Statements”) for the Contracts.

The Registrants are filing the Amendments for the purposes of:

(i) revising relevant prospectus disclosure for the Smart Track Advisor Variable Annuity Contracts (the “STA Contracts”) and the Smart Track II – 5 Year Variable Annuity Contracts (the “STII5 Contracts”) to reflect an endorsement to the Contracts that will allow trusts in which the grantor has relinquished control over trust assets and in which trust assets do not form a part of the grantor’s estate (“Non-Grantor Trusts”) to own the Contracts;

(ii) revising relevant prospectus disclosure to reflect an endorsement to the Contracts that will allow them to be held as non-qualified annuity contracts – which are not intended to satisfy the requirements of Section 408(b) or Section 408A of the Code – and in which a Successor Beneficiary may elect to receive his or her interest in a single sum or over the remaining distribution period initially selected by the Beneficial Owner (“Non-Qualified Stretch Annuities”);

(iii) revising relevant prospectus disclosure to allow the STA Contracts and STII5 Contracts to be purchased with return of Contribution Death Benefits up to age 85, rather than up to age 80;

(iv) revising relevant prospectus disclosure to increase the current Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider from 0.90% to 1.20% for Contract applications signed on or after December 29, 2017;

(v) revising relevant prospectus disclosure to increase the current Guarantee Benefit Fee applicable to the Great-West Secure Income Max GLWB Rider from 1.20% to 1.50% for Contract applications signed on or after December 29, 2017;

(vi) revising relevant disclosure in the prospectuses for the STII5 Contracts to add a new list of Sub-Accounts investing in Investment Strategy Portfolios that may only be accessed with payment of an additional asset-based fee (the “Fund Facilitation Fee”); this is a change that we recently made to the STA Contracts and that, after SEC staff review, became effective on October 2, 2017; and

(vii) revising relevant disclosure in the prospectuses for the STII5 Contracts to allow a waiver of applicable Withdrawal Charges in the event of confinement to a hospital or nursing home, and in the event of a terminal diagnosis.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the Amendments (marked to show changes) to Mr. Frank Buda in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of each Amendment.

I.	Summary of Changes

To facilitate the Commission staff’s review of the Amendments, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

A. Non-Grantor Trust Ownership

1. Prospectus Cover Page (page 1 of the attached STA GWLA Courtesy Copy). Non-Grantor Trusts have been included among the types of permitted Contract Owners.

2. Definitions section, Annuitant (page 8 of the attached STA GWLA Courtesy Copy). The definition of Annuitant has been revised to disclose that Contingent Annuitants may not be named if the Contract is owned by a Non-Grantor Trust and the Annuitant will be considered the Primary Annuitant.

3. Definitions section, Beneficiary (page 9 of the attached STA GWLA Courtesy Copy). The definition of Beneficiary has been revised to disclose that if the Contract is owned by a Non-Grantor Trust, the Owner will at all times be the Beneficiary.

4. Definitions section, Contingent Annuitant (page 9 of the attached STA GWLA Courtesy Copy). The definition of Contingent Annuitant has been revised to disclose that Contingent Annuitants may not be named if the Contract is owned by a Non-Grantor Trust.

5. Definitions section, Covered Person (page 10 of the attached STA GWLA Courtesy Copy). The definition of Covered Person has been revised to disclose that the Covered Person, if any, must be the Annuitant if the Contract is owned by a Non-Grantor Trust.

6. Definitions section, Non-Grantor Trust (page 13 of the attached STA GWLA Courtesy Copy). A definition has been provided for Non-Grantor Trust.

7. Definitions section, Owner (pages 13-14 of the attached STA GWLA Courtesy Copy). The definition of Owner has been revised to include Non-Grantor Trusts, and to explain that all references to the age, life, or death of the Owner pertain to the Annuitant in a Non-Grantor Trust. The definition has been further revised to explain that, in the event of an assignment of the Contract, the original Annuitant will continue to determine benefits under the Contract or GLWB Riders.

8. Non-Grantor Trust Owned Annuity section (pages 45-46 of the attached STA GWLA Courtesy Copy). A new section of the prospectus has been provided to disclose important aspects of Non-Grantor Trust ownership of the Contract.

9. Beneficiary section (page 48 of the attached STA GWLA Courtesy Copy). Disclosure has been provided that a Non-Grantor Trust Owner of the Contract will at all times be the Beneficiary.

10. Types of Excess Withdrawals section, Death During the GLWB Accumulation Phase (page 64 of the attached STA GWLA Courtesy Copy). Disclosure has been added as to the treatment of Non-Grantor Trust owned Contracts upon the death of one or more Annuitants.

11. Types of Excess Withdrawals section, If an Owner Dies After the Initial Installment Date while Second Covered Person is Living (page 67 of the attached STA GWLA Courtesy Copy). Disclosure has been added regarding the treatment of Non-Grantor Trust owned Contracts upon the death of one Joint Covered Person.

12. Types of Excess Withdrawals section, Termination of a GLWB Rider (page 71 of the attached STA GWLA Courtesy Copy). Disclosure has been added that a GLWB Rider will terminate if there is no surviving Covered Person of a Contract held by a Non-Grantor Trust, or if Death Benefits are paid to the Owner of a Contract held by a Non-Grantor Trust.

13. Seek Tax Advice section, Taxation of Annuities (pages 77-78 of the attached STA GWLA Courtesy Copy). Disclosure has been added regarding general tax implications of non-natural ownership such as a Non-Grantor Trust.

B. Non-Qualified Stretch Annuity

1. Definitions section, definition of Beneficial Owner (page 9 of the attached STA GWLA Courtesy Copy). A new definition has been provided to describe the natural person who is the designated beneficiary of Death Benefit proceeds as a result of the death of the Owner of a Contract held as a Non-Qualified Stretch Annuity.

2. Definitions section, definition of Non-Qualified Stretch Annuity Contract (page 13 of the attached STA GWLA Courtesy Copy). A new definition has been provided for Non-Qualified Stretch Annuities.

3. Definitions section, definition of Successive Beneficiary (page 15 of the attached STA GWLA Courtesy Copy). A new definition has been provided to describe the natural person entitled to receive the Beneficial Owner’s remaining interest in a Contract held as a Non-Qualified Stretch Annuity.

4. Ownership section (page 47 of the attached STA GWLA Courtesy Copy). New disclosure has been provided regarding ownership of the Contract as a Non-Qualified Stretch Annuity.

5. Distribution of Death Benefit section (page 48 of the attached STA GWLA Courtesy Copy). A cross-reference has been provided to a new section of the prospectus for Non-Qualified Stretch Annuities.

6. Distribution of Death Benefit for Non-Qualified Stretch Annuities section (pages 50-51 of the attached STA GWLA Courtesy Copy). A new section has been added to the prospectus detailing how any Death Benefit will be distributed if the Contract is held as a Non-Qualified Stretch Annuity.

C. Age of Issue 85 for Return of Premium Death Benefit

1. Definition section, definition of Owner (page 13 in the attached STII5 GWLA Courtesy Copy). The definition has been revised to reflect that Owners must be age 85 or younger, rather than age 80 or younger, at the time the Contract is issued. (Note that the STA Contracts already allowed Owners up to age 85 at the time the Contract is issued, but previously such Owners could only elect Death Benefit Option 1 (the return of Annuity Account Value Death Benefit.))

2. Summary section, Death Benefit (page 22 of the attached STA GWLA Courtesy Copy). The disclosure has been revised from age 80 to age 85 in order to select Death Benefit Option 2 (return of premium).

3. Death Benefit section, Death Benefit Option 2 (page 44 of the attached STA GWLA Courtesy Copy). The disclosure has been revised from age 80 to age 85 in order to select Death Benefit Option 2 (return of Contributions).

D. Increase to the Guarantee Benefit Fee for the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB Rider

1. Fee Tables (pages 16-17 of the attached STA GWLA Courtesy Copy). The Fee Tables have been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB Rider for applications signed on or after December 29, 2017.

2. Fee Examples (page 19 of the attached STA GWLA Courtesy Copy). The figures for Income Strategy – Current Guarantee Benefit Fee Example have been revised to reflect higher current Guarantee Benefit Fees.

3. Guaranteed Lifetime Withdrawal Benefit section (pages 56-57 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB Rider, as well as that for applications signed prior to December 29, 2017, the fees remain 0.90% and 1.20%, respectively.

4. Guaranteed Lifetime Withdrawal Benefit section, Guarantee Benefit Fee (page 59 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB Rider for applications signed on or after December 29, 2017, as well as that for applications signed prior to December 29, 2017, the fee remains 0.90% and 1.20%, respectively.

5. Guaranteed Lifetime Withdrawal Benefit Riders section, Great-West Secure Income Max GLWB Rider (page 73 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Max GLWB Rider for applications signed on or after December 29, 2017, as well as that for applications signed prior to December 29, 2017, the fee remains 1.20%.

6. Guaranteed Lifetime Withdrawal Benefit Riders section, Great-West Secure Income Foundation GLWB Rider (page 74 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider for applications signed on or after December 29, 2017, as well as that for applications signed prior to December 29, 2017, the fee remains 0.90%.

E. Fund Facilitation Fee (applicable to STII5 Contracts only)

1. Prospectus cover pages (page 4 of the attached STII5 GWLA Courtesy Copy). An endorsement to the STII5 Contracts permits allocation to a new set of Sub-Accounts that invest in Investment Strategy Portfolios which may only be accessed with additional payment of a Fund Facilitation Fee (the “FFF Portfolios”). Disclosure has been added in the STII5 Contract prospectuses after the list of Investment Strategy Portfolios and before the Income Strategy Covered Funds regarding the new FFF Portfolios.

2. Definition Section (page 10 of the attached STII5 GWLA Courtesy Copy). New definitions have been provided for the FFF Portfolios and for the Fund Facilitation Fee.

3. Definition Section (page 14 of the attached STII5 GWLA Courtesy Copy). The definition of ‘Portfolio’ has been revised to refer to the FFF Portfolios.

4. Definition Section (page 15 of the attached STII5 GWLA Courtesy Copy). The definition of ‘Sub-Account’ has been revised to refer to the FFF Portfolios.

5. Fee Tables (page 17 of the attached STII5 GWLA Courtesy Copy). An additional row has been added showing the maximum and current Fund Facilitation Fee.

6. Fee Examples (pages 17-18 of the attached STII5 GWLA Courtesy Copy). An additional Fee Example has been provided to illustrate the maximum cost of investing exclusively in Sub-Accounts investing in the FFF Portfolios. Because some of the current Investment Strategy Portfolios have relatively higher fees before waivers and reimbursements, the most expensive Fee Example is still the Investment Strategy - Maximum M&E Charge Example.

7. Summary Section, Allocating Your Contributions (page 21 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to state that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

8. The Portfolios section (page 27 of the attached STII5 GWLA Courtesy Copy). The Portfolios subject to the Fund Facilitation Fee have been identified with additional disclosure that the FFF Portfolios may only be accessed with additional payment of a Fund Facilitation Fee.

9. Annuity Account Value section (page 35 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to note that that the Fund Facilitation Fee is deducted from Annuity Account Value.

10. Transfers section (page 36 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to note that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

11. Automatic Custom Transfers section, Dollar Cost Averaging (pages 38-39 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to note that the Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

12. Automatic Custom Transfers section, Rebalancer (page 40 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added to note that Sub-Accounts investing in the FFF Portfolios may only be accessed with payment of an additional asset-based fee called the Fund Facilitation Fee. We have also provided a cross-reference to the more detailed disclosures regarding the Fund Facilitation Fee.

13. Charges and Deductions section (page 50 of the attached STII5 GWLA Courtesy Copy). Disclosure has been added that the Fund Facilitation Fee is a charge under the Contract, if applicable.

14. Charges and Deductions section, Fund Facilitation Fee (page 53 of the attached STII5 GWLA Courtesy Copy). Detailed disclosure has been added explaining how the Fund Facilitation Fee will operate.

15. Appendix B – Net Investment Factor (page App B – 1 of the attached STII5 GWLA Courtesy Copy). The calculation of the Net Investment Factor disclosure has also been revised to explain the deduction of the Fund Facilitation Fee.

F. Nursing Home Waiver of Withdrawal Charge (STII5 Contracts only)

Charges and Deductions section (pages 51-52 of the attached STII5 GWLA Courtesy Copy.) The STII5 Contract prospectuses have been revised to permit a waiver of applicable Withdrawal Charges in the event an Owner has been confined to a nursing home or hospital, or in the event an Owner has been diagnosed with a terminal condition.

D. Additional Changes

In addition to the above changes, the Registrants have made other non-material editorial revisions to increase the clarity of existing disclosures.

II.	Request for Selective Review

The Registrants respectfully request selective review of the Amendments pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants note that, in the

2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrants state as follows:

(i)	The material changes made in the Amendments from the prior filings relate to the following disclosure, which may be summarized as follows:
●	endorsements to the STA and STII5 Contracts that permit Non-Grantor Trusts to own the Contracts;
●	endorsements to the STA and STII5 Contracts that permit the Contracts to be held as Non-Qualified Stretch Annuities;
●	allowing the return of premium Death Benefit to be selected up to age 85, rather than up to age 80;
●	increasing the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider and the Great-West Secure Income Max GLWB Rider for applications signed on or after December 29, 2017;
●	(STII5 prospectuses only) adding a new list of Investment Strategy Portfolios (the FFF Portfolios), the Sub-Accounts of which may only be accessed with payment of an additional asset-based fee (the Fund Facilitation Fee); and
●	(STII5 prospectuses only) allowing any applicable Withdrawal Charge to be waived in the event an Owner is confined to a nursing home or hospital, or in the event an Owner is diagnosed with a terminal condition.

(ii)	Other than the material changes noted above in (i), the Registrants believe there are no specific areas in the Amendments that warrant particular attention.

Accordingly, the Registrants respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in each prospectus.

*        *        *

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth

Brian G. Stallworth, Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

cc:	Frank Buda, Esq.

Division of Investment Management

Disclosure Review Office No. 3